

DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

November 6, 2006

File #82-627



Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: News Release dated November 6, 2006

Enclosed is a copy of our News Release dated November 6, 2006 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure

dlw 11/14



DENTONIA RESOURCES LTD

TSX-V : DTA

P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

November 6, 2006 For Immediate Release

VALUATION OF THE DO-27 DIAMOND PARCEL FROM THE WO DIAMOND PROJECT, NWT

The joint venture partners of the WO Diamond Project received a modeled valuation report from WWW International Diamond Consultants Ltd. (WWW), Antwerp, on Friday, November 3, 2006.

The diamonds valued, 508.9 carats, consisted of diamonds from the 2005 and 2006 mini bulk samples of the Main Lobe and Northeast Lobe of the DO27 kimberlite.

The average modeled valuation ranged from US$45 to US$73 per carat using WWW's September, 2005 diamond price book, however, the average modeled valuation ranged from US$41 to US$62 per carat using WWW's September, 2006 diamond price book, reflecting the significant drop in certain rough diamond prices over the last year.

It should be noted that the diamond parcel valued is relatively small for valuation purpose, and a larger parcel is needed to assess the economic potential of the DO27 kimberlite.

To quote from Peregrine's news release of November 6, 2006:

> "As the incidence of larger, higher value stones will have the most impact on average diamond values from DO-27, at least 3000 carats will be needed from the pipe to give an acceptable degree of confidence that those types of stones (larger diamonds) have been recovered in typical proportion. Determining the economic viability of a diamond project is complicated. It involves extensive geostatistical analysis due to the highly variable nature of diamond distribution in kimberlite pipes and the fact that both diamond grade and average diamond value play important roles in determining the viability of any given diamond deposit. Since no two diamonds are exactly alike, a significant parcel of diamonds (3000 to 7000 carats) is needed to gain the confidence levels on diamond size distribution and average diamond value necessary to make any realistic decisions regarding the future development of DO-27.
>
> In that regard, Peregrine will soon announce plans for the upcoming winter 2007 bulk sampling program at DO-27 with specifics on various drilling methods and equipment that will be employed to attempt to significantly increase the total carats recovered."

Earlier studies by Dr. Felix Kaminsky et al. suggested the presence of 3 diamond populations within the DO27 kimberlite, a complex kimberlite, and a higher proportion of nitrogen-free diamonds than average, to quote from his report:

> "The proportion of nitrogen-free diamonds in the DO27 pipe (5%) is higher than average relative abundances of nitrogen-free diamonds in the majority of known kimberlite pipes, which most commonly vary from 0 to 1%. In general, the distribution of nitrogen impurity centers in diamonds from the DO27 pipe is similar to the Premier pipe (South Africa), although the proportion of nitrogen-free crystals in the Premier pipe diamonds is considerably higher (varying between 10 and 20%) (Premier is known for large diamonds)."

This quote suggests the possibility of the presence of large diamonds within the DO27 from a larger and more representative sample than the ones obtained to date.

It is the intention of Dentonia, at this stage, to participate in the next phase of the exploration of the DO27 in the winter of 2007.

DENTONIA RESOURCES LTD.
"Adolf A. Petancic"
Adolf A. Petancic
President



TSX-V : DTA

DENTONIA RESOURCES LTD

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

November 1, 2006 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: News Release dated November 1, 2006

Enclosed is a copy of our News Release dated November 1, 2006 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure



DENTONIA RESOURCES LTD

TSX-V : DTA

P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

November 1, 2006 For Immediate Release

Thomlinson Creek Molybdenum Prospect, near Hazelton, Central British Columbia

Exploration

The drilling at the Thomlinson Creek Prospect started on October 10, 2006 was terminated on October 26, 2006, due to weather conditions.

Below is a summary of the three (3) drill holes, a total of 836.9 metres of NQ core, completed:

Hole	Easting	Northing	Elev.	Grid X	Grid Y	Depth	Casing	Azim.	Incl.
TC06-1	607038	6158949	900	L4+00E	9+975S	366.70	15.2	315°	-70
TC06-2	606880	6158869	825	L2+00E	9+875S	144.17	18.9	135°	-55
TC06-3	606948	6159168	790	L5+00E	9+675S	320.04	18.3	135°	-50

N.B. All measurements are in metres

Drill hole TC06-1 was drilled at an inclination of -70. Initial attempts to drill this hole at -55 inclination were not successful due to thick overburden on the steep north facing slope. This hole was collared in hornfelsed mudstone and siltstone and intersected biotite granodiorite at depth. Quartz veinlets, some of which contain molybdenite and to a lesser extent chalocpyrite, occur in both the hornfelsed sediments and granodiorite intrusion. Dry fractures with molybdenite coatings are also present particularly near the granodiorite contact. This hole has been logged and is in the process of being split and sampled.

Drill hole TC06-2 was drilled 200 metres west of hole 1. Initial attempts to drill this hole at azimuth 315° and inclination -55 failed due to thick overburden. The drill was then rotated 180 degrees and reoriented to drill into the hillside at an azimuth of 135° and inclination of -55. Nearly 19 metres of casing had to be set in order to get into bedrock. A quick examination of the core indicates this hole intersected mudstone and siltstone which appears to be unmineralized over its entire length.

Drill hole TC06-3 was collared on line 5, 300 metres east of drill hole 2 and 200 metres north of drill hole TC06-1. It was drilled at an azimuth of 135° and inclination of -50. This hole was designed to twin a 100 metre hole that was drilled by Noranda in 1981 (hole 81-6). The last 6 metres of this hole averaged 0.236% Mo over 6 metres. According to the Noranda drill logs, hole 81-6 was shut down due to platform instability. Hole TC06-3 intersected biotite granodiorite over its entire length of 320.4 metres. A quick examination of the core indicates the presence of quartz veinlets with variable amounts of molybdenite, molybdenite on dry fractures and quartz veins with sporadic blebs of chalcopyrite. The style and tenor of mineralization appears to be similar to that observed in hole 1. The casing was left in this hole in case a decision is made to extend this hole next year.

All core has now been removed from the property and is currently being stored in a warehouse at Telkwa. Hole 1 has been logged and is now being split and sampled. Photographing of the core and rock quality determinations have also been completed on this hole.

As soon as assay results are available, they will be published.

Rationale for Acquisition of the Thomlinson Prospect

- Under Explored
- Increase in Metal Prices
- Multiple Use of Molybdenum

To quote from a US Geological Service ("USGS") paper:

"Molybdenum (Mo) is a refractory metallic element used principally as an alloying agent in steel, cast iron and super alloys to enhance hardenability, strength, toughness, and wear and corrosion resistance. To achieve desired metallurgical properties, molybdenum, primarily in the form of molybdic oxide or ferromolybdenum, is frequently used in combination with or added to chromium, columbium (niobium), manganese, nickel, tungsten, or other alloy metals. *The versatility of molybdenum is enhancing a variety of alloy properties has ensured it a significant role in contemporary industrial technology, which increasingly requires materials that are serviceable under high stress, expanded temperature ranges, and highly corrosive environments. Moreover, molybdenum finds significant usage as a refractory metal in numerous chemical application, including catalysts, lubricants, and pigments. *Few of molybdenum's uses have acceptable substitutions."

Prices per pound of molybdenum have advanced from a low of US$2-3/lb to the current price of US$26-28/lb, a high water mark, that makes the Thomlinson Creek Property a prospective and attractive exploration target.

Atkinson Gold Prospect, Lipton Claims, 15km Southwest of the Detour Lake Mine

Dentonia has commenced drilling at this gold prospect, currently at the 3rd hole, results will be published as they become available.

Pelangio's interest in the Detour Lake Mine is being acquired by a new company named Detour Gold Corporation, a Hunter Dickson company, for details see Pelangio's news release of October 31, 2006.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.